Exhibit 99.1
Major Order for Volvo Trucks in the Netherlands

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 19, 2006--Volvo Trucks (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) in the Netherlands has received an order for 200 trucks from Den Hartogh Liquid Logistics, a specialist in the transport of bulk liquids for the chemical industry in Europe.

Den Hartogh Liquid Logistics specialises in transporting and storing liquid chemicals, aiming to provide cost-efficient transport by ensuring optimal use of carrying capacity. The company uses trucks equipped with large multi-compartment containers. The new order consists of 200 FH tractors powered by the D13 litre-engine with a power output of 400 hp and torque of 2000 Nm. All the trucks will be fitted with tanks holding 730 litres, which have been specially developed for transporting hazardous chemical bulk liquids. High safety required Transporting goods classified as hazardous also requires additional safety features, such as a high-performance brake system. The trucks will be specified with Volvo EBS (Electronically controlled Brake System), including ABS (Anti-lock Brake System), which prevents the brakes from locking during application, Traction Control System, which distributes traction between the driven wheels, Wheel Brake Monitoring, which continuously checks the function of each wheel brake, and ESP (Electronic Stability Program), which counteracts yaw and jack-knifing between the tractor and trailer.

The new trucks will have the new generation I-Shift, Volvo's automatic gearchanging system, which also contributes to increased road safety in that the driver is free to concentrate on driving and on the surrounding traffic and not on changing gears.

The vehicles are well equipped when it comes to environmental capability too. They meet Euro 5 emissions legislation, which is due to come into effect in Europe in 2009, with the help of Volvo's SCR (Selective Catalytic Reduction) exhaust filtration system.

Delivery of the new trucks will start in February 2007 and the new vehicles will partly replace and expand the current Den Hartogh fleet in Europe.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/E7/6F/wkr0001.pdf)

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CONTACT: Volvo
Ulf Arensberg, +46 31 66 66 50
ulf.arensberg@volvo.com
or
Marie Vassiliadis, +46 31 322 41 27
marie.vassiliadis@volvo.com